FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chief Executive Officer, President

Date: December 11, 2007

EXHIBITS

Exhibit No.	Description

1.	Quarterly Report for the Three and Nine Months Ended September 30, 2007

Exhibit 1

Quarterly Report

For the Three and Nine Months Ended September 30, 2007

Unless otherwise indicated, references in this quarterly report to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“common shares” are to our common shares, par value $0.001 per share;

•	“GAAP” refers to general accepted accounting principles in the United States;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Sinovac,” “the Company,” “we,” “us,” “our company” and “our” are to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Sinovac Beijing” are to Sinovac Biotech Co., Ltd., our majority-owned subsidiary incorporated in China; and

•	“Tangshan Yian” are to Tangshan Yian Biological Engineering Co., Ltd., our wholly owned subsidiary in China.

Sinovac owns or has rights to various trademarks including Healive™, Bilive™ and Anflu™. All other company names, trade names, registered trademarks, trademarks and service marks included in this quarterly report are the property of their respective owners.

FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our ability to maximize sales of our existing products within the Chinese market;

•	our ability to develop new vaccines;

•	our ability to improve our existing vaccines and lower our production costs;

•	our ability to expand our manufacturing facilities to meet the needs of the growing Chinese market and other geographic markets;

•	our ability to acquire new technologies and products;

•	uncertainties in and the timeliness of obtaining and maintaining necessary governmental approvals and licenses for marketing and selling our vaccines.

•	our ability to compete successfully against our competitors;

•	risks associated with our corporate structure and the regulatory environment in China; and

•	other risks outlined in our filings with the SEC, including our annual report on Form 20-F for the year ended December 31, 2006.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 1. Financial Statements

SINOVAC BIOTECH LTD.

Consolidated Interim Balance Sheets

September 30, 2007 and December 31, 2006

(Unaudited)

(Expressed in U.S. Dollars)

	September 30, 2007	December 31, 2006
ASSETS

Current assets
Cash and cash equivalents	$9,675,736	$9,248,832
Restricted cash	825	24,386
Accounts receivable – net (note 3)	19,681,188	9,733,721
Inventories (note 4)	4,910,313	2,083,396
Prepaid expenses and deposits (note 9b)	507,672	195,591
Deferred tax assets	427,078	454,274

Total current assets	$35,202,812	21,740,200

Property, plant and equipment (notes 5 & 7)	14,732,532	13,027,095

Long term prepaid expenses and deposits (note 9b)	384,736	—

Deferred tax asset	557,927	589,427

Licenses and permit (note 6)	1,446,832	1,652,462

Total assets	$52,324,839	$37,009,184

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Loans payable (notes 5 & 7)	$6,651,060	$2,660,697
Accounts payable and accrued liabilities (note 10)	9,680,167	7,372,824
Dividends payable to Minority interest of Sinovac Beijing	105,468	919,382
Deferred government grants (note 15)	3,703,438	911,374

Total current liabilities	$20,140,133	11,864,277

Loans payable (note 5 & 7)	—	3,837,544

Total liabilities	$20,140,133	$15,701,821

Minority interest (note 8)	4,747,864	2,062,586

Commitments (notes 9b)

STOCKHOLDERS’ EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil

Common stock	40,282	40,121
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 40,282,028 (2006 – 40,121,028 )

Subscriptions received	—	25,938
Additional paid in capital	32,058,954	30,295,726
Accumulated other comprehensive income	1,442,954	645,471
Dedicated reserves	1,168,529	1,168,529
Accumulated deficit	(7,273,877)	(12,931,008)

Total stockholders’ equity	27,436,842	19,244,777

Total liabilities and stockholders’ equity	$52,324,839	$37,009,184

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Interim Statements of Stockholders’ Equity

(Expressed in U.S. Dollars)

			Shares to be issued for services	Subscriptions received	Additional paid in capital	Accumulated other comprehensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Common stock
	Shares	Amount
Balance, December 31, 2005	39,055,528	$39,056	$42,750	$1,423,710	$27,240,563	$342,981	$484,482	$(11,550,928)	$18,022,614
Stock-based compensation	—	—	—	—	707,204	—	—	—	707,204
Exercise of stock options	609,500	609		—	828,355	—	—	—	828,964
Exercise of warrants	441,000	441	—	(1,423,710)	1,476,869	—	—	—	53,600
Shares issued for services	15,000	15	(42,750)	—	42,735	—	—	—	—
Subscriptions received	—	—	—	25,938	—	—	—	—	25,938
Other comprehensive income (loss)
- Foreign currency translation	—	—	—	—	—	302,490	—	—	302,490
Net loss for the year	—	—	—	—	—	—	—	(696,033)	(696,033)
Transfer to dedicated reserves	—	—	—	—	—	—	684,047	(684,047)	—

Balance, December 31, 2006	40,121,028	40,121	—	25,938	30,295,726	645,471	1,168,529	(12,931,008)	19,244,777

The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.

Consolidated Interim Statements of Stockholders’ Equity

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

			Subscriptions received	Additional paid in capital	Accumulated other comprehensive income	Dedicated reserves	Accumulated earnings (deficit)	Total stockholders’ equity
	Common stock
	Shares	Amount
Balance, December 31, 2006	40,121,028	$40,121	$25,938	$30,295,726	$645,471	$1,168,529	$(12,931,008)	$19,244,777
Stock-based compensation	—	—	—	159,147	—	—	—	159,147
Exercise of stock options	161,000	161	(25,938)	209,748	—	—	—	183,971
Payment to release shares in escrowed (note 9d)	—	—	—	1,394,333	—	—	—	1,394,333
Other comprehensive income			—
- Foreign currency translation	—	—	—	—	797,483	—	—	797,483
- Net Income for the period	—	—	—	—	—	—	5,657131	5,657,131

Balance, June 30, 2007	40,282,028	$40,282	$—	$32,058,954	$1,442,954	$1,168,529	$(7,273,877)	$27,436,842

SINOVAC BIOTECH LTD.

Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

Three Months and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Sales	$10,828,020	$4,490,070	$24,339,241	$9,166,835
Cost of sales—(exclusive of depreciation of land-use rights and amortization of licenses and permits of $93,095 (2006—$99,533) for three months and $ 279,988 (2006-270,735) for nine months	1,655,589	1,983,696	3,587,193	2,923,176

Gross profit	9,172,431	2,506,374	20,752,048	6,243,659

Selling, general and administrative expenses (notes 9, and 12)	4,763,054	1,774,030	9,485,980	5,776,672

Research and development expenses—net of $33,973 (2006- $153,132) for three months and $441,974 (2006—$707,357) for nine months in government research grants	220,811	68,945	611,210	162,958

Depreciation of property, plant and equipment and amortization of licenses and permits	146,475	152,157	474,818	452,606

Total operating expense	5,130,340	1,995,132	10,572,008	6,392,236

Operating income (loss)	4,042,091	511,242	10,180,040	(148,577)
Interest and financing expenses	(115,588)	(110,895)	(294,657)	(224,068)
Interest and other income (note 9)	40,651	130,685	301,301	243,687

Income (loss) before income taxes and minority interest	3,967,154	531,032	10,186,684	(128,958)
Income taxes expenses
- Current	(817,000)	(169,122)	(1,872,944)	(272,085)
- Deferred	59,375	(11,664)	(58,696)	(33,284)

Income (loss) before minority interest	3,209,529	350,246	8,255,044	(434,327)
Minority interest share of earnings	1,019,377	257,218	2,597,913	442,345

Net income (loss)	$2,190,152	$93,028	$5,657,131	$(876,672)

Other comprehensive income (loss)
Foreign currency translation adjustment	$333,325	$155,503	$797,483	$289,632

Comprehensive income (loss)	$2,523,477	$248,531	$6,454,614	$(587,040)

Earnings (loss) per share – basic	$0.05	$0.002	$0.14	$(0.02)
– diluted	$0.05	$0.002	$0.14	$(0.02)

Weighted average number of shares of common stock outstanding
- Basic	40,268,030	39,694,587	40,243,657	38,675,824
- Diluted	40,624,439	40,140,385	40,523,937	38,675,824

The accompanying notes are an integral part of these consolidated financial statements.

SINOVAC BIOTECH LTD.

Consolidated Interim Statements of Cash Flows

Three Months and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended September 30		Nine Months ended September 30
	2007	2006	2007	2006
Cash flows from (used in) operating activities
Net (Income) loss for the period	$2,190,152	$93,028	$5,657,131	$(876,672)
Adjustments to reconcile net loss to net cash used by operating activities:
- deferred income taxes	(59,375)	11,664	58,696	33,284
- loss on disposal of equipment	997	1,588	4,954	6,451
- Penalty charged for overdue loan payable	—	125,074	—	349,861
- stock-based compensation	20,596	152,400	159,147	643,112
- provision for doubtful debts	1,027,305	175,012	1,781,849	443,726
- imputed interest on loan from related parties	—	(6,906)	—	(26,073)
- depreciation of property, plant and equipment, and amortization of licenses	329,084	326,006	1,049,275	925,999
- research and development expenditures qualified for government grant	11,912	(215,625)	(365,746)	(769,850)
- minority interests	1,019,377	257,218	2,597,913	442,345
Change in other assets and liabilities
- accounts receivable	(5,426,779)	(2,190,000)	(11,144,117)	(3,428,336)
- inventories	(699,334)	(34,272)	(2,687,289)	(1,463,364)
- prepaid expenses and deposits	(14,444)	(278,509)	(674,823)	(416,931)
- accounts payable and accrued liabilities	1,338,136	491,116	1,244,340	536,480

Net cash used in operating activities	(262,373)	(1,092,206)	(2,318,670)	(3,599,968)

Cash flows from (used in) financing activities
Loan proceeds	1,302,812	1,877,248	1,302,814	2,499,719
Loan repayment	(655,061)	(1,626,016)	(1,172,531)	(1,929,554)
Proceeds from issuance of common stock	2,621	94,975	183,971	449,220
Payment to release shares in escrow	994,333	—	1,394,333	—
Proceeds from shares subscribed	—	49,383	—	201,086
Dividends paid to minority shareholders in Sinovac Beijing	—	—	(833,071)	(443,784)
Government grant received	138,173	113,962	3,100,694	487,445
Due to (from) related parties	—	(119,001)	—	1,179,704

Net cash provided by financing activities	1,782,878	390,551	3,976,210	2,443,836

Cash flows from (used in) investing activities
Restricted cash	1,303	(22,996)	24,029	126,395
Refund (deposits) for land use rights	—	—	—	435,730
Proceeds from disposal of equipment	—	—	—	4,999
Acquisition of property, plant and equipment	(1,159,754)	(19,253)	(1,417,034)	(445,282)

Net cash provided by (used in) investing activities	(1,158,451)	(42,249)	(1,393,005)	121,842

Exchange gain (loss) on cash and equivalents	31,313	(28,352)	162,369	2,318

Increase (Decrease) in cash and cash equivalents	393,367	(772,256)	426,904	(1,031,972)

Cash and cash equivalents, beginning of period	9,282,369	7,094,735	9,248,832	7,354,451

Cash and cash equivalents, end of period	$9,675,736	$6,322,479	$9,675,736	$6,322,479

Supplemental disclosure of cash flow information:
Cash paid for interest, net of interest capitalized	$133,612	$66,949	$225,971	$224,068

Cash paid for income taxes	$770,282	$103,370	$1,291,612	$247,067

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. They should be read in conjunction with the financial statements and related footnotes for the Company’s most recently completed year ended December 31, 2006. Except as otherwise noted, this unaudited interim consolidated financial statements are prepared applying the same accounting policies used in the annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

These interim results are not necessarily indicative of the results for other periods or for the year as a whole. The Company does not earn its revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period. Vaccine sales have historically been lower in the first quarter because of Chinese New Year’s celebrations. Vaccine sales are relatively higher in the fourth quarter, since this coincides with vaccination programs for children returning to school and with annual purchase planning by customers.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

2.	Accounting Policy Changes and New Accounting Pronouncement

(a)	Accounting policy changes and new adopted accounting pronouncement

Effective January 1, 2007, the Company has adopted the FASB Interpretation No. 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Account for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company is not subject to taxation in the U.S. The Company’s major taxing jurisdiction is China. Examinations of income tax returns filled by the Company and its active subsidiaries that are still subject to examination are Sinovac Beijing for December 31, 2001 and subsequent years, and Tangshan Yian for December 31, 1993 and subsequent years. There were no interest and penalties related to tax positions taken in our tax returns during the nine months period ended September 30, 2007.

The Company adopted the provision of FASB interpretation No. 48 on January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment to equity and there were no unrecognized tax benefits, penalties or interest at the time of, subsequent to, adoption.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

2.	Accounting Policy Changes and New Accounting Pronouncement

(b)	New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

3.	Accounts Receivable

	September 30 2007	December 31 2006
Trade receivables	$22,987,019	$11,164,547
Allowance for doubtful accounts	(3,322,609)	(1,445,617)

	19,664,410	9,718,930
Other receivables	16,778	14,791

Total	$19,681,188	$9,733,721

4.	Inventories

	September 30 2007	December 31 2006
Raw materials	$795,232	$387,565
Finished goods	3,332,212	1,209,091
Work in progress	782,869	486,740

Total	$4,910,313	$2,083,396

5.	Property, Plant and Equipment

	September 30, 2007
	Cost	Accumulated Amortization	Net book Value
Construction in progress and deposits on machinery and equipment	$1,672,078	$—	$1,672,078
Plant and buildings	6,643,748	1,101,395	5,542,353
Land-use rights	1,144,623	138,932	1,005,691
Machinery and equipment	7,260,041	2,438,735	4,821,306
Motor vehicles	493,012	270,291	222,721
Office equipment and furniture	409,140	237,346	171,794
Leasehold improvements	1,407,170	110,581	1,296,589

Total	$19,029,812	$4,297,280	$14,732,532

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

5.	Property, Plant and Equipment (continued)

	December 31, 2006
	Cost	Accumulated Amortization	Net book Value
Construction in progress	$120,176	$—	$120,176
Plant and building	6,388,876	851,618	5,537,258
Land-use rights	1,100,712	113,399	987,313
Machinery and equipment	6,642,520	1,870,545	4,771,975
Motor vehicles	421,856	211,325	210,531
Office equipment and furniture	364,389	211,395	152,994
Leasehold improvement	1,353,187	106,339	1,246,848

Total	$16,391,716	$3,364,621	$13,027,095

As at September 30, 2007, a land-use right and plant and buildings with a net book value of $4,632,000 (December 31, 2006 -$4,567,000) were pledged as collateral for an outstanding bank loan (see note 7).

Depreciation expenses for the nine months ended September 30, 2007 and 2006 were $783,317 and $674,370 respectively.

6.	Licenses and Permits

	September 30,	December 31
	2007	2006
Inactive hepatitis A	$2,810,291	$2,702,481
Recombinant hepatitis A&B	404,113	388,610

	3,214,404	3,091,091
Less: accumulated amortization	(1,767,572)	(1,438,629)

Total	$1,446,832	$1,652,462

Amortization expense for the licenses and permits was $265,958 and $251,629 for nine months ended September 30, 2007 and 2006 respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

7.	Loans Payable

	September 30, 2007	December 31, 2006
Bank loan: RMB10, 000,000, bearing interest at 6.12% per year, interest is payable quarterly and the principal is repayable on December 18, 2007. The loan is collateralized by certain equipment and a floating charge to certain accounts receivable with a carrying value of $2.31 million as at the loan was granted. As at September 30, 2007, these equipment and accounts receivable have an approximate carrying value of $3.2 million (December 31, 2006 – $4.6million).	1,330,211	1,279,181

Bank loan: RMB10, 000,000, bearing interest at 6.84% per year, interest is payable monthly and the principal is repayable on July 24, 2008. The loan is collateralized by a floating charge to certain accounts receivable with a carrying value of $6.50 million as at the loan was granted. As at September 30, 2007, accounts receivable have an approximate carrying value of $8.41 million.	1,330,211	—

Loan from China High Tech Investment Co., Ltd.: RMB 5,800,000 (including interest of RMB 1,800,000) (2005 – RMB 8,800,000) unsecured.	—	741,925

Bank loan: RMB 15,000,000, (2006 – RMB 5,000,000) (current portion of long-term bank loan of RMB 20,000,000) bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.47% in 2007 and from 5% to 6.50% in 2006; interest is payable quarterly and the principal is due on August 15, 2008. (RMB 5,000,000 of RMB 20,000,000 was repaid in August 2007) The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the Company, with a net book value of $4,632,000.	1,995,319	639,591

Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 6.03% to 7.47% in 2007, interest is payable monthly, the principal is due on July 25, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the company, with a net book value of $4,632,000.	1,995,319	—

Total loans payable and current portion of long-term debt	$6,651,060	$2,660,697

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

7.	Loans Payable and Long-term Loan (continued)

	September 30, 2007	December 31, 2006
Bank loan: $nil, (2006- RMB15,000,000) (long-term portion of RMB 20,000,000) bearing interest at the bank’s floating lending rate, which ranged from 5% to 6.50% in 2006; interest is payable quarterly, and the principal is due on August 15, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing, 71.56% subsidiary of the Company, with a net book value of $4,632,000 (RMB31, 994,000).	—	$1,918,772

Bank loan: RMB15,000,000 bearing interest at the bank’s floating lending rate, which ranged from 5% to 6.50% in 2006, interest is payable monthly, the principal is due on July 25, 2008. The loan is collateralized by the land-use rights and plant of Sinovac Beijing with a net book value of $4,632,000.	—	1,918,772

Total long-term debt	—	$3,837,544

The weighted average effective interest rate was 6.87% and 6.61% for nine months ended September 30, 2007 and 2006, respectively.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

8.	Minority Interest

Minority interest represents the interest of minority shareholders in Sinovac Beijing based on their proportionate interest in the equity of that company adjusted for their proportionate share of income or losses from operations. In the nine months ended September 30, 2007 and 2006, the minority interest was 28.44%.

9.	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	The Company entered into the following transactions in the normal course of operations at the exchange amount with related parties:

	September 30 2007	September 30 2006
Interest income earned on advances to related parties	$164,291	$78,908
Rent paid to China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing (see (b) below)	$139,541	$131,112

(b)	In 2004, the Company entered into two operating lease agreements with China Bioway Biotech Group Holding Ltd., a non-controlling shareholder of Sinovac Beijing, with respect to Sinovac Beijing’s production plant and laboratory in Beijing, China for an annual lease payments totaling $186,054 (RMB1,398, 680). The leases commenced on August 12, 2004 and have a term of 20 years. Included in prepaid expenses and deposits and long term prepaid expenses and deposits, as at September 30, 2007, are $60,205 (December 31, 2006—$78,134) and $129,569 (December 31, 2006—$nil), respectively, representing the lease deposit made to this related party.

In June 2007, the Company entered into another operating lease agreement with Bioway Biotech Group Holding Ltd., with respect to expansion Sinovac Beijing’s production plant in Beijing, China for an annual lease payment of $268,005. The lease commenced in June 2007 and has a term of 20 years. Included in prepaid expenses and deposit and long term prepaid expenses and deposits as at September 30, 2007, are $271,798 and $255,167, respectively, representing the lease deposit made to this related party.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

9.	Related Party Transactions (continued)

(c)	In 2004, a promissory note owed by a former director of the Company to the Company’s subsidiary, Tangshan Yian approximating $2.6 million was settled by $400,000 in cash and offsetting $2.2 million promissory note owed to him. The Company set up a 100% provision in 2005 with respect to the related interest owing by this individual. As of September 30, 2007, included in interest income is $164,291 representing the interest owing on the $2.6 million promissory received from this individual.

(d)	During the nine months ended September 30, 2007, the Company received $1,394,333 of cash payments representing the $1 million debts and its related interest assumed by a former director in connection with the acquisition of Tangshan Yian which completed in 2004. The Company previously issued 1,500,000 common shares to this individual which were placed in escrow. These shares were released during the nine months ended September 30, 2007.

(e)	During the nine months ended September 30, 2007 and 2006, the Company paid $16,880 and $13,977, respectively, to two directors of the Company, relating to management consulting services.

(f)	During the nine months ended September 30, 2007 and 2006, the Company paid director fees of $12,019 and $23,055, respectively to a company that is 50% owned by a director of the Company.

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at September 30, 2007 and December 31, 2006 consisted of the following:

	September 30	December 31, 2006
Trade payable	$1,143,213	$655,387
Machinery and equipment payable	593,951	102,560
Accrued expenses	3,167,003	2,124,308
Value added tax payable	226,997	232,304
Income tax payable	866,397	271,705
Other tax payable	719,677	55,127
Withholding personal income tax	231,091	2,008,131
Bonus and benefit payables	2,141,631	1,182,192
Other payables	590,207	741,110

Total	$9,680,167	$7,372,824

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

11.	Common Stock

(a)	Share Capital

In 2006, the Company issued 441,000 shares of common stock on the exercise of share purchase warrants with an exercise price at $3.35 per share for the total proceeds of $1,477,310, of which $1,423,710 was received in 2005 and the balance of $53,600 was received in 2006.

During the nine months period ended September 30, 2007, the Company issued 161,000 shares of common stock on the exercise of employee stock options with an exercise price at $1.31 and $2.40 per share respectively for the total proceeds of $183,972.

(b)	Share Purchase Warrants

	Number	Exercise price
Warrants outstanding at December 31, 2006	29,263	$4.00
Expired	(29,263)	$4.00

Warrants outstanding at September 30, 2007	—	$—

12.	Stock Options

a)	Stock Option Plan

The board of directors has approved a stock option plan (the “Plan”) effective on November 1, 2003, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options for the Company’s common stock. The plan expires on November 1, 2023. A maximum of 5,000,000 common shares have been reserved under the plan. Each stock option entitles its holder to purchase one common share of the Company. Options may be granted for a term not exceeding 10 years from the date of grant. The Plan is administered by the board of directors. As at September 30, 2007, 1,513,000 common shares remain in the Plan available for future grant.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

12.	Stock Options (continued)

b)	Stock-based Payment Award Activity

A summary of the Company’s stock options activities is presented below:

	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding and vested or expected to vest at December 31, 2006	985,800	$1.87
Exercised	(161,000)	(1.33)
Forfeited	(1,000)	(1.31)

Options outstanding and vested or expected to vested at September 30, 2007	823,800	$1.97	$2,863,892

Option exercisable as September 30, 2007	708,800	$1.86	$2,541,492

Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.01 - $2.00	482,000	1.12	$1.31
$2.00 - $3.00	160,000	3.30	$2.58
$3.00 - $4.00	181,800	1.69	$3.20

	823,800	1.67	$1.97

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

12.	Stock Options (continued)

Options Exercisable
Range of Exercise Prices	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.01 - $2.00	482,000	1.12	$1.31
$2.00 - $3.00	45,000	1.54	$2.40
$3.00 - $4.00	181,800	1.69	$3.20

	708,800		$1.86

The Company charged $ 159,147 and $643,112 of stock-based compensation relating to selling, general and administrative expenses for the nine months ended September 30, 2007 and 2006, respectively. The stock compensation expenses are charged to the consolidated statement of operations over the vesting period of the options using the straight-line amortization method.

Aggregate intrinsic value of the Company’s stock options is calculated as the difference between the exercise price of the options and the quoted price of the common shares that were in-the-money. The aggregate intrinsic value of the Company’s stock options exercised under the Plan was $213,140 and $759,337, for the nine months ended September 30, 2007 and 2006, determined as of the date of option exercise.

As at September 30, 2007, there was $100,811 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a period of 30 months. The estimated fair value of stock options vested during the nine months periods ended September 30, 2007 and 2006 was $261,678 and $548,549 respectively.

13.	Financial Instruments

The fair values of financial instruments are estimated at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable, short-term loans, and accounts payable and accrued liabilities. The fair value of long-term debt is based on the discounted value of contractual cash flows and at September 30, 2007 and December 31, 2006 approximates its carrying value. The discount rate is estimated using the rates currently offered for debt with similar remaining maturities.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

13.	Financial Instruments (continued)

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between US dollars and the Chinese currency RMB. Financial instruments that potentially subject the Company to concentration of credits risks consist principally of cash and trade receivables, the balances of which are stated on the consolidated balance sheets. The Company places its cash in high credit quality financial institutions. Ongoing credit evaluations of customers’ financial condition are performed and the Company maintains provision for potential credit losses if necessary. The Company does not require collateral or other security to support financial instruments subject to credit risks. The Company is not subject to significant interest risk unless otherwise disclosed.

14.	Exclusive Promotion Service Agreement

In June 2007, the Company entered an Exclusive Promotion Service Agreement (the “Agreement”) with an unrelated enterprise (the “Agent”) to grant the Agent an exclusive right in promotion of the Company’s adult influenza vaccines (“Anflu”) to non-tender customers in mainland China. Pursuant to the Agreement, the Company is responsible for producing, packing, pricing and selling pediatric formulation of the influenza vaccines. The Agent provides promotion services.

15.	Deferred government grant

During the nine-month ended September 30, 2007, the Company received $ 505,480 (RMB 3,800,000) (September 30, 2006—$ 487,445 (RMB 3,900,000)) in government grants for research and development expenses and $2,660,424 (RMB 20 million) (September 30, 2006 – nil) for construction of an influenza vaccine production facility. The condition of receiving the production facility grant requires the Company to spend an equal amount of the grant received for the production facility and the entire facility is required to manufacture pandemic influenza vaccines at any given moment by the Chinese government.

The production facility grant is deferred and amortized in the same manner as the production facility is amortized. As of September 30, 2007, $1,415,000 under the production facility grant was used and the corresponding capital assets acquired were included in the construction in progress on the consolidated balance sheets.

The government grants for reimbursement of research and development expenses are taken into income in the period when the expenses are incurred and the conditions imposed by the government authorities are fulfilled. The government research grants recognized are offset against the research and development expenses in the Company’s statements of operations.

SINOVAC BIOTECH LTD.

Notes to Consolidated Interim Financial Statements

Nine Months Ended September 30, 2007

(Unaudited)

(Expressed in U.S. Dollars)

16.	Letter of Intent with An Unrelated Corporation

On October 23, 2007, the Company entered a non-binding letter of intent (the “LOI”) with an unrelated corporation to contemplate the incorporation of a joint venture Company (the “JV”) for the development, licensing and manufacturing of flu vaccines.

Pursuant to the LOI, the Company will own a minority stake in the JV and will contribute cash, plant and equipments, and influenza production license. The other party will contribute cash, equipment and know-how, and provide technical support to the JV.

17.	Segmented information

The Company operates exclusively in the biotech sector. The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations. All the revenues are generated in China. The Company’s assets by geographical location are as follows:

	September 30, 2007	December 31, 2006
Assets
North America	$5,954,081	$4,542,454
China	46,370,758	32,466,730

Total	$52,324,839	$37,009,184

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Our portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses. In 2002, we successfully launched our first product, Healive, which is the first inactivated hepatitis A vaccine developed, produced and marketed in China. In 2005, we received regulatory approvals in China for the sale of Bilive, a combination hepatitis A and B vaccine, and Anflu, a split virus influenza vaccine. Our pipeline consists of three vaccine product candidates in the pre-clinical and clinical development phases, including a vaccine for the H5N1 strain of pandemic influenza virus, which has completed a phase I clinical trial, a vaccine for the Japanese encephalitis (JE) virus currently in pre-clinical development, and a vaccine for the SARS virus, which has completed phase I clinical trial.

Sales

Our total sales increased to $24.34 million in the nine months ended September 30, 2007 from $9.17 million in the same period of 2006. The strong growth is primarily attributable to the continued growth of Healive™ and sales of Anflu™.

Healive:

We sold approximately 3.98 million doses of Healive in the nine months ended September 30, 2007, compared to 1.53 million doses in the same period of 2006. The continued sales growth of Healive is attributed to 1) more individuals becoming aware of the importance of getting a Hepatitis A vaccination since its inclusion in the Chinese government’s vaccine purchase plan. 2) local CDC’s reevaluating the Hepatitis A vaccination rate and providing the vaccination to population groups who will not be covered by government vaccination plan 3) our gaining further market share after the phasing out of liquid attenuated hepatitis A vaccine as was mandated by the Chinese government at the end of 2006.

Anflu:

1.07 million doses of Anflu were sold in the nine months ended September 2007, compared to nil of Anflu in the same period of 2006.

Research and Development — PanfluTM

Panflu, the pandemic influenza vaccine (H5N1) were approved to enter into Phase II clinical trial in April 2007 by the China State Food and Drug Administration (SFDA). The SFDA approval covers Phase Ib and II trials of the whole viron vaccine and Phase I and II trials of the split vaccine. The phase II trial started in September 2007, and we made good progress. We expect to announce the phase II trial results no later than the first quarter of 2008.

Critical Accounting Policies and Estimates and Recent Accounting Pronouncements

The accompanying discussion and analysis of results of operations and financial condition is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities. We base our estimates on historical experiences and various other factors and assumptions that we believe are reasonable under the circumstances, and the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate estimates on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Significant accounting policies are described in note 2 to the Consolidated Financial Statements contained in this quarterly report and in note 3 to our Annual Report on Form 20-F for the year ended December 31, 2006. Certain significant accounting policies considered to be critical accounting policies include: SFAS No. 151 “Inventory Costs – an amendment of ARB No. 43, Chapter 4” and FIN 48 “Accounting for uncertainty in income tax”.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4”, which is the result of the FASB’s project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, the costs and difference associated with spoilage and product defects would be charged to current period expenses and not included in inventory costs.

SFAS No. 151 was adopted by us beginning January 1, 2006. For the nine months ended September 30, 2007 and 2006, we charged nil and $878,000 in excessive fixed overhead and wasted material to cost of sales, respectively.

In July 2006, FASB issued Interpretation No. 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and the measurement of a tax position expected in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB issued Interpretation No.48 (FIN 48) was adopted by the Company beginning January 1, 2007. The adoption of FIN 48 did not have an impact on our consolidated financial statements during the current period.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Results of Operations

	Three months ended September 30
	2006		2007
	$	% of Sales	$	% of Sales
	(in thousands, except percentages)
Statement of operations data
Sales	4,490	100.0	10,828	100.0
Cost of sales	1,984	44.2	1,656	15.3

Gross profit	2,506	55.8	9,172	84.7
Operating expenses:
Selling, general and administrative expenses	1,774	39.5	4,763	44.0
Research and development expenses	69	1.5	221	2.0
Depreciation of property, plant and equipment and amortization of licenses and permits	152	3.4	146	1.4
Total operating expenses	1,995	44.4	5,130	47.4
Operating income	511	11.4	4,042	37.3
Interest and financing expenses	(111)	(2.5)	(116)	(1.1)
Interest and other income	131	2.9	41	0.4
Income before income taxes and minority interest	531	11.8	3,967	36.6
Income taxes expenses	(181)	(4.0)	(758)	(7.0)
Minority interest share of earnings	257	5.7	1,019	9.4
Net income	93	2.1	2,190	20.2

	Nine months ended September 30
	2006		2007
	$	% of Sales	$	% of Sales
	(in thousands, except percentages)
Statement of operations data
Sales	9,167	100.0	24,339	100.0
Cost of sales	2,923	31.9	3,587	14.7

Gross profit	6,244	68.1	20,752	85.3
Operating expenses:
Selling, general and administrative expenses	5,777	63.0	9,486	39.0
Research and development expenses	163	1.8	611	2.5
Depreciation of property, plant and equipment and amortization of licenses and permits	453	5.0	475	2.0
Total operating expenses	6,393	69.8	10,572	43.5
Operating income	(149)	(1.6)	10,180	41.8
Interest and financing expenses	(224)	(2.4)	(294)	(1.2)
Interest and other income	244	2.7	301	1.2
Income (loss) before income taxes and minority interest	(129)	(1.4)	10,187	41.9
Income taxes expenses	(305)	(3.3)	(1,932)	(8.0)
Minority interest share of (earnings) loss	442	4.8	2,598	10.7
Net income (loss) for the period	(876)	(9.6)	5,657	23.2

Sales

Our sales in the third quarter of 2007 were mainly comprised of Healive™ and Anflu™ ,while sales in the third quarter of 2006 were comprised of Healive ™ and Bilive™. Our sales increased 141.2% to $10,828,000 for the three months ended September 30, 2007 from $4,490,000 for the same period in 2006. Revenue growth in 2007 was mainly attributed to 1) more individuals becoming aware of the importance of getting a Hepatitis A vaccination since its inclusion in the Chinese government’s vaccine purchase plan. 2) local CDC’s reevaluating the Hepatitis A vaccination rate and providing the vaccination to population groups who will not be covered by government vaccination plan. 3) our gaining further market share after the phasing out of liquid attenuated hepatitis A vaccine as was mandated by the Chinese government at the end of 2006. Liquid attenuated hepatitis vaccines previously accounted for 80% of China’s hepatitis A vaccine market. We sold approximately 1.07 million doses of Anflu, accounting for 22.0% of the total sales, in the third quarter 2007.

Our sales in the nine months ended September 30, 2007 were mainly comprised of Healive™ and Anflu™ and sales in the comparable period of 2006 were comprised of Healive™ and Bilive™. We concentrated our selling resources on promoting Healive, which we believe has a greater market opportunity than Bilive. Our sales increased 165.5% to $ 24,339,000 for the nine months ended September 30, 2007 from $9,167,000 for the same period in 2006. We sold approximately 1.07 million doses of Anflu™, accounting for 9.6% of the total sales in the nine months ended September 30, 2007. We sold only 20,000 doses of Bilive, and 33,000 doses were returned from prior year sales in the nine months ended September 30, 2007.

Cost of sales

Cost of sales included production labor, raw materials, packaging costs and manufacturing overhead. Costs of sales for the three months ended September 30, 2007 was $1,656,000 compared to $1,984,000 for the three months ended September 30, 2006, a decrease of 16.5%. The cost of sales was attributed to the production costs of Healive™ and Anflu.

Costs of sales for the nine months ended September 30, 2007 was $3,587,000 compared to $2,923,000 for the nine months ended September 30, 2006, an increase of 22.7%. The cost of sales was attributed to the production costs of Healive™ and Anflu™. Cost of sales decreased in the three months ended September 31, 2007, and increased only modestly in the nine months ended September 31, 2007, each as compared to the prior-year period, despite significant period-over-period increases in sales, largely because of high cost of sales in the 2006 periods due to abnormally high production costs related to Anflu.

Gross profit

Our gross profit reflects the contribution from sales after costs of sales. Our gross profit margin increased to 84.7% for the three months ended September 30, 2007 from 55.8% for the three months ended September 30, 2006. These gross profit margins are exclusive of depreciation and amortization of land-use rights, licenses and permits in the amount of $93,000 and $100,000 for the three months ended September 30, 2007 and 2006, respectively. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 83.8% and 53.6% for the three months ended September 30, 2007 and 2006, respectively.

Our gross profit margin increased to 85.3% for the nine months ended September 30, 2007 from 68.1% for the comparable period of 2006, due in part to the continued increase of Hepatitis A gross margin offset in part by the relatively lower gross margin of Anflu. The Anflu production has been normalized in 2007. These gross profit margins are exclusive of depreciation and amortization of land-use rights, licenses and permits in the amount of $280,000 and $271,000 for the nine months ended September 30, 2007 and 2006, respectively. If these depreciation and amortization amounts had been included in the determination of gross profit, the gross profit margin would have been 84.1% and 65.2% for the nine months ended September 30, 2007 and 2006, respectively.

The increase in gross profit margin was primarily attributable to economies of scale we managed to achieve – we increased production of Healive™ while decreasing the average cost per unit.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A expenses”) include non-production related wages and salaries, consulting fees, freight, travel, occupancy, advertising, public company costs, professional fees, stock-based compensation expenses, and the income taxes we assumed for our employees as a result of their exercising stock options.

SG&A expenses were $4,763,000 and $1,774,000 for the three months ended September 30, 2007 and 2006, respectively. The increase in SG&A expenses is primarily attributable to:

•

an increase in selling expenses to $2,721,000 for the 2007 period from $1,000,000 in the 2006 period, due to the intensive campaign on promoting our Anflu, which was launched only at limited scale in 2006 but more broadly in 2007.

•	an increase in G&A expenses on bad debt provision to $1,030,000 for the 2007 period from $175,000 for the 2006 period, in line with higher credit risk due to rapid sales increase.

•	an increase in accrued bonus to reflect increased sales and net profit.

•	a partially offsetting decrease in stock-based compensation expense to $21,000 for the 2007 period from $152,000 in the 2006 period

SG&A expenses were $9,486,000 and $5,777,000 for the nine months ended September 30, 2007 and 2006, respectively. The increase in SG&A expenses is primarily attributable to:

•

an increase in selling expenses to $5,204,000 for the 2007 period from $2,176,000 for the 2006 period due in part to our increased sales volume of Hepatitis A and also the new selling strategy on Anflu sales.

•	an increase in G&A expenses on bad debt provision to $1,782,000 for the 2007 period from $443,000 for the 2006 period in line with higher credit risk due to rapid sales increase.

•	an increase in accrued bonus to reflect increased sales and net profit.

•	a partially offsetting decrease in stock-based compensation expenses to $159,000 for the 2007 period from $634,000 in the 2006 period.

•

a charge of $nil and $65,000 related to individual income tax and interest on stock options for nine months ended September 30, 2007 and 2006, respectively, as we implemented procedures to collect from employees the withholding tax due upon exercise of options and no longer assume the liability.

No stock options were granted during the nine months ended September 30, 2007. As of September 30, 2007, there was $101,000 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the stock option plan. This amount is expected to be recognized over a period of 30 months. This item does not reduce the cash balance of the Company but reflects the unrecognized portion of the fair value of stock options that have not yet vested.

Research and Development Expenses

Research and development expenses during the periods presented reflect amounts spent on the pandemic influenza vaccine (avian flu vaccine for humans) and principally the JE vaccine, net of government grants to fund the pandemic influenza project. Total research and development expenses aggregated $255,000 and $222,000 for the three months ended September 30, 2007 and 2006, respectively. The Chinese government provides grants to us, which are recognized as reductions in research and development expenses in the period in which the research and development expenses are incurred and the conditions imposed by government authorities are fulfilled.

During the third quarter of 2007, we received from the Chinese government pandemic influenza research grants of $120,000, of which we recognized $34,000 as a reduction to research and development expense. During the same period of 2006, we received $114,000 in grants and recognized $153,000 in research and development expenses reduction. Accordingly, our net research and development expenses were $221,000 for the three months ended September 30, 2007 and $69,000 for the comparative period.

Total research and development expenses aggregated $1,053,000 and $870,000 for the nine months ended September 30, 2007 and 2006, respectively.

During the nine months ended September 30, 2007, we received from the Chinese government pandemic influenza research grants of $585,000 of which we recognized $442,000 as a reduction to research and development expense. During the same period of 2006, we received $488,000 in grants and recognized $707,000 in research and development expenses reduction. Accordingly, our net research and development expenses were $611,000 for the nine months ended September 30, 2007 and $163,000 for the comparative period in 2006.

During the nine months ended September 30, 2007, we received $2,660,000 (RMB 20 million) for government grant for construction of an influenza vaccine production facility. The condition of receiving the production facility grant requires us to spend an equal amount of grant received for the production facility and the entire facility is required to manufacture pandemic influenza vaccines at any given moment by the Chinese government.

Interest and Financing Expenses

Interest and financing expenses period over period were relatively unchanged, at $116,000 and $111,000 for the three months ended September 30, 2007 and 2006, respectively, and $295,000 and $224,000 for the nine months ended September 30, 2007 and 2006, respectively.

Income Taxes

We recorded income tax expense of $758,000 and $181,000 in the three months ended September 30, 2007 and 2006, respectively. During the three months ended September 30, 2007, we recorded $817,000 in current income tax expense on profits in Sinovac Beijing and $59,000 in deferred tax refund. During the comparative period of 2006, we recorded $169,000 in income tax expense on profits and $12,000 in deferred tax expense.

We recorded income tax expense of $1,932,000 and $305,000 in the nine months ended September 30, 2007 and 2006, respectively. During the nine months ended September 30, 2007, we incurred $1,873,000 current income tax expense on profits in Sinovac Beijing and $59,000 deferred tax expense. During the comparative period of 2006, we recorded $272,000 in income tax expense on profits and $33,000 in deferred tax expense.

Our taxable income in China is subject to Chinese income tax regulations for our reported statutory income declaration. This is subject to a tax rate in accordance with relevant income tax laws and regulations applicable to Sino-foreign joint ventures. The Chinese government has provided various incentives to foreign-invested companies, including Sinovac Beijing and Tangshan Yian, in order to encourage development of investment by foreigners. Such incentives include reduced tax rates and other measures. Under the Chinese tax laws, the average domestically-owned companies are subject to an enterprise income tax rate of 33% and a VAT rate of 17%. Currently, Sinovac Beijing is subject to a 15% enterprise income tax rate for 2007 and a VAT rate of 6%. Tangshan Yian is subject to a reduced enterprise income tax rate of 24% and a VAT rate of 6%. If these preferential tax rates should be adjusted upwards to be more closely aligned with those applied to domestic Chinese companies, our income tax expense would increase.

Net Income

Our net income for the three months ended September 30, 2007 was $2,190,000 compared to $93,000 in the comparative period in 2006. Our net income for the nine months ended September 30, 2007 was $5,657,000 compared to a net loss of $876,000 in the comparative period. The increase in net income is due to the significant increase in sales and gross profit margin.

Liquidity and Capital Resources

We incurred annual operating losses from inception to 2006, and have been profitable during 2007. As of September 30, 2007, we had an accumulated deficit of $7.3 million. We plan to continue our clinical trials, apply for regulatory approvals, continue development of our technologies, and expand our operations. Since inception, we have financed our operations primarily through sales revenue, sale of equity securities and funds from debt financing and government research grants.

As of September 30, 2007, our cash and cash equivalents totaled $9,676,000 including a $961,000 government grant which was stipulated to be spent on purchasing fixed assets for our influenza program. We believe that our cash on hand plus cash flows from operations will be sufficient to fund our business over the next 12 months.

	Three months ended September 30
	2006	2007
	(in thousands)
Net cash used in operating activities	$(1,092)	$(262)
Net cash used in investing activities	(42)	(1,158)
Net cash provided by financing activities	391	1,783
Net increase (decrease) in cash and cash equivalents	(772)	394
Cash and cash equivalents at beginning of period	7,095	9,282
Cash and cash equivalents at end of period	6,323	9,676

	Nine months ended September 30
	2006	2007
	(in thousands)
Net cash used in operating activities	(3,600)	(2,318)
Net cash provided by used in investing activities	122	(1,393)
Net cash provided by financing activities	2,444	3,976
Net increase (decrease) in cash and cash equivalents	(1,032)	427
Cash and cash equivalents at beginning of period	7,355	9,249
Cash and cash equivalents at end of period	6,323	9,676

Operating Activities

Net cash used in operating activities was $263,000 during the first three months ended September 30 of 2007, compared to net cash used in operating activities of $1,092,000 during the comparative period. Net cash used in operating activities in the three months ended September 30, 2007 was a result of a net income $2,190,000, decreased by $12,000 in cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including increased accounts receivable ($5,427,000), a provision for doubtful accounts receivable ($1,027,000), increased inventory ($699,000), depreciation of property, plant and equipment and amortization of licenses and permits ($329,000), and stock-based compensation ($21,000).

Net cash used in operating activities was $2,319,000 during the nine months ended September 30 of 2007, compared to net cash used in operating activities of $3,600,000 during the comparative period. Net cash used in operating activities in the nine months ended September 30, 2007 was a result of a net income $5,657,000, decreased by $366,000 in cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including increased accounts receivable ($11,144,000), increased inventory ($2,687,000) , a provision for doubtful accounts receivable ($1,782,000), depreciation of property, plant and equipment and amortization of licenses and permits ($1,049,000), and stock-based compensation ($159,000).

Net cash used in operating activities in the nine months ended September 30, 2006 was a result of a net loss $876,000, decreased by $770,000 in cash paid for research and development expenditures qualified for government grants, and adjusted by certain non-cash charges including increased accounts receivable ($3,428,000), increased inventory ($1,463,000), and depreciation of property, plant and equipment and amortization of licenses and permits ($926,000), stock-based compensation ($643,000), and a provision for doubtful debts ($444,000).

Investing Activities

Net cash used in investing activities was $1,158,000 during the three months ended September 30, 2007, compared to net cash used in investing activities of $42,000 during the comparative period in 2006. During the three months ended September 30, 2007, we spent $1,159,000 on property, plant and equipment. During the three months ended September 30, 2006, we spent $19,000 on property, plant and equipment.

Net cash used in investing activities was $1,393,000 during the nine months ended September 30, 2007, compared to net cash used in investing activities of $122,000 during the comparative period in 2006. During the nine months ended September 30, 2007, we spent $1,417,000 on property, plant and equipment. During the nine months ended September 30, 2006, we spent $445,000 on property, plant and equipment, and received $436,000 as a deposit in relation to land-use rights from a related party.

Financing Activities

Net cash provided by financing activities was $1,783,000 in the three months ended September 30, 2007, compared to $391,000 during the comparative period in 2006. During the three months ended September 30, 2007, net cash provided by financing activities included loan payment of $994,000 from a former director owed to us and $138,000 from government grants. We also borrowed $1,303,000 and made loan payments of $655,000.

Net cash provided by financing activities was $3,976,000 in the nine months ended September 30, 2007, compared to $2,444,000 during the comparative period in 2006. During the nine months ended September 30, 2007, net cash provided by our financing activities included proceeds of $184,000 from the issuance of common shares on the exercise of stock options, a loan payment of $1,394,000 from a former director owed to us and $3,101,000 from government grants. We paid an $833,000 dividend to a minority shareholder in Sinovac Beijing. We also borrowed $1,303,000 and made loan payments of $1,173,000.

Net cash provided by financing activities was $2,444,000 in the nine months ended September 30, 2006. Net cash provided by our financing activities included proceeds of $449,000 from the issuance of common shares, $201,000 in proceeds from shares subscribed, $1,180,000 of advances from related parties and $487,000 from government funding, a dividend payment to minority shareholders of $444,000. We also received loan proceeds of $2,500,000 and made a loan payment of $1,930,000.

SEASONAL OPERATIONS

The interim results are not necessarily indicative of the results for other periods or for the year as a whole. We do not earn our revenue evenly throughout the year, although expenses, with the exception of certain sales expenses, are relatively constant from period to period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues, costs and expenses are currently denominated entirely in Renminbi, but the Renminbi prices of some of the materials and supplies for reagent kits that are imported from companies in the United States, Finland and Sweden may be affected by fluctuations in the value of Renminbi against the currencies of those countries. We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged foreign currency or derivative financial instruments. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. Since the adoption of this new policy, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges but overall has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Furthermore, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our shares.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to the interest expenses associated with our short-term and/or long-term bank borrowings as well as interest income provided by excess cash invested in demand and short-term deposits. Such borrowing and interest-earning instruments carry a degree of interest rate risk. We have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our exposure to interest risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income and expense may increase or decrease due to changes in market interest rates.